ASCEND ACQUISITION CORP.

435 Devon Park Drive, Bldg. 400

Wayne, Pennsylvania 19087

February 5, 2008

VIA EDGAR

Gabriel Eckstein, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascend Acquisition Corp. Registration Statement on Form S-4 (File No. 333-147320) Filed on November 13, 2007

Dear Mr. Eckstein:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ascend Acquisition Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”). The Company’s request is based on the intended redomestication of the public company to Bermuda and the recent filing of a corresponding registration statement on S-4 using the Bermuda company, ePAK International Limited (“ePAK International”), as the issuer (File No. 333-148427, filed on January 2, 2008). The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to ePAK International’s account for future use.

Please do not hesitate to contact Brian L. Ross of Graubard Miller at (212) 818-8610 should you have any questions with respect to this request.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross, Esq.